Todos Medical Limited

1 Hamada Street

Rehovot Israel

October 3, 2017

VIA EDGAR

Martin James, Senior Assistant Chief Accountant

Mail Stop 3030

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Todos Medical Limited
Form 20-F for the Fiscal Year Ended December 31, 2016 Filed May 1, 2017 File No. 333-209744

Dear Mr. James:

Todos Medical Limited (the “Company”) is in receipt of your comment letter dated September 26, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 20-F for the Fiscal Year Ended December 31, 2016

Statements of Comprehensive Loss, page F-5

1.	Revise future filings to include statements of operations that, consistent with the guidance in Rule 5-03.18 of Regulation S-X, present your net income (loss) for each period. Further, refer to ASC 220-10-45-1A which provides guidance on presenting comprehensive income and also notes that ASC 220-10-15-3 states that an entity that has no items of comprehensive income in any period presented is not required to report comprehensive income.

RESPONSE:	In response to the staff’s comments, in future filings, we will present, consistent with the guidance in Rule 5-03.18 of Regulation S-X, our net income (loss) for each period. In addition, in future filings, we will not report comprehensive income if we have no items of comprehensive income in any period presented.

2.	In future filings, to be consistent and to eliminate possible investor confusion, please use parentheses when presenting the operating loss, net loss, net loss per share and comprehensive loss amounts on this statement and elsewhere in the filing, similar to the manner in which they are presented on pages F-6 and F-7.

RESPONSE:	In response to the staff’s comments, in future filings, we will use parentheses when presenting the operating loss, net loss, net loss per share and comprehensive loss amounts on the statements of comprehensive loss and elsewhere in the filing.

Sincerely,

Todos Medical Limited

By:	/s/ Rami Zigdon
Name:	Rami Zigdon
Title:	Chief Executive Officer